Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-177923
Dated October 24, 2014

J.P. Morgan Strategic Volatility Dynamic Index1,6 0 0

OVERVIEW
The J.P. Morgan Strategic Volatility Dynamic Index (the "Index") aims to provide exposure to volatility by combining a long position and a contingent short position in futures contracts on the CBOE Volatility Index([R]) (the
"VIX") futures curve.

The index maintains a systematic long position in 3(rd), 4(th), 5(th) and 6(th)
month futures contracts and progressively activates a short position in 2(nd)
and 3(rd) month VIX futures contracts if the VIX Index was less than the rolling weighted average of the 2(nd) and 3(rd) month futures contracts for each of the 3 preceding Index Business Days (i.e. when the market is in contango). Under these circumstances, the short position is weighted such that the Index retains a net flat-to-long volatility position. The index is therefore designed to "carry flat" in normal market conditions while providing enhanced protection in the event of spikes in volatility.

You may lose some or all of your principal at maturity. Any payment on the notes is subject to the credit risk of J.P. Morgan Chase & Co.

Brief Background on Volatility Investing

[] The VIX Index, published by the Chicago Board of Options Exchange ("CBOE"), is viewed as the benchmark index for measuring the market's expectation of the near-term (30 days) volatility of the S&P 500[R] Index.
[] Volatility, as measured by the VIX Index, has historically increased during
periods of decline in the equity markets.   (See the chart below. ) 2 ,0
However, 0 0(the) VIX Index is not an investable index.
[] Futures contracts on the VIX Index were introduced by the CBOE inV IX
2004 to provide investable access to volatility.
       1,8 0 0 S&P[] The VIX futures curve is often in "contango"(1) which can, all else being equal, result in negative returns for a strategy that is long
VIX futures. 1,6 0 0

Historical performance comparison of the S&P 500[R] Index and the1,4 VIX Index:
0 0 Apr 2004 to Sep 2014

Source: J.P. Morgan. As of 9/30/2014 PAST PERFORMANCE IS NOT INDICATIVE OF
FUTURE RESULTS. The VIX Index is not an investable Index. The Strategic
Volatility Dynamic Index is not linked to the VIX Index. The information in this chart is provided solely for reference.
Illustration of a futures curve in contango

1. See the section labelled "Glossary" on the following page for the definition of "contango".

Hypothetical historical performance comparison: Strategic Volatility Dynamic
Index and S&P 500[R]  Index - Sep 2008 to Sep 2014
1,2 0 0

Hypothetical historical returns and volatilities: Strategic Volatility Dynamic
Index and S&P 500[R]  Index -- Sep 2008 to Sep 2014

                                   Annualized Annualized
                                    Return    Volatility
Strategic Volatility Dynamic Index  15.53%     31.31%
S&P 500[R] Index                     9.15%     23.12%

  Source: J.P. Morgan. As of 9/30/20/14. PAST PERFORMANCE AND BACK-TESTED
PERFOMANCE ARE NOT INDICATIVE OF FUTURE RESULTS. The J.P. Morgan Strategic
Volatility Dynamic Index was launched on 8/31/2012, and therefore any data used for that index prior to that date is back-tested and does not represent actual historical data.  The hypothetical back-tested performance of the Index is calculated on materially the same basis as the performance of the Index is now calculated, but does not represent the actual historical performance of the
Index and has not been verified by an independent third party.  Alternative modeling techniques or assumptions may INDEX produce different (rig hypothetical ht istorical  axis) information that might prove to be more appropriate and that might differ significantly from the hypothetical historical information 50 of the0 Index.[R] Ind  In addition,ex (lef back-tested, hypotheticalt axis) historical results have inherent limitations.
These back-test d results are achieved by means of a retroactive application of a back-tested model designed with the benefit of hindsight.
How the Index Works

[] Maintains long exposure to the 4-month  point VIX futures curve.
[] A contingent short position at the 2-month  point on the VIX future curve is activated during certain market scenarios (as described below) and beta adjusted in an attempt to maintain a net flat to long volatility exposure.
[] When activated, the short position is increased in daily increments with a maximum daily change in exposure of 25%; when de-activated  it is decreased in
25% daily decrements.  The short position ranges from 0% to 100%.
[] The synthetic long position in the futures contracts measures the return from rolling a synthetic position from the third-month  into the sixth-month
VIX futures contract (while maintaining positions in the four-month  and fifth-month  VIX futures contracts).
06[] (The)Apr  (synthetic)-  (short) 07  (exposure) Apr  to (the) - (futures)
08  (contracts,) Apr  (when) -  (activated,) 09 measures the return from rolling a synthetic short position from the second-month  to the third-month
VIX futures contract.
[] Volatile Markets: Relative move of the short leg vs.  long leg increases, weight on short leg decreases [] Normal Markets: Relative move of the short leg vs long leg decreases weight on short leg increases.
[] Activation Signal: On any day if the level of the VIX Index is below the rolling weighted average of the second and third-month  futures for each of the
3 preceding Index Business Days (as would typically be the case when the curve is in contango).
[] Deactivation Signal: On any day that the level of the VIX Index is at or above the rolling weighted average of the second and third-month  VIX futures for each of the 3 preceding Index Business Days the short position is de-activated  (in 25% decrements).
[] The level of the Index incorporates the daily deduction of (a) the index fee of 0.75%  per annum and (b) a "daily rebalancing adjustment amount" that is determined by applying a rebalancing adjustment factor of between 0.20%  and
0.50%  per day, both to the aggregate notional amount of each of the VIX futures contracts hypothetically traded that day and the amount of the change, if any, in the level of the exposure to the synthetic short position.  Please review the relevant product supplement we have filed and any relevant term sheet or pricing supplement for further details on the J. P.  Morgan Strategic
Volatility Dynamic Index, including the daily rebalancing adjustment amount.

J.P. Morgan Structured Investments | 800 579 3529 |
JPM_Structured_Investments@jpmorgan.com

Hypothetical historical illustration of the exposure to the short component of the Strategic Volatility Dynamic Index: September 2008 to September 2014



Exposure to the Short Leg (right axis)
Strategic Vol Dynamic Index (left axis)
400
300
200
100
0
100%
75%
50%
25%
0%
Sep-08
Mar-09
Sep-09
Mar-10
Sep-10
Mar-11
Sep-11
Mar-12
Sep-12
Mar-13
Sep-13
Mar-14
Sep-14

Source: J.P. Morgan. As of 9/30/2014. PAST PERFORMANCE AND BACK-TESTED PERFORMANCE ARE NOT INDICATIVE OF FUTURE LEVELS. The Strategic Volatility Dynamic Index was launched on 8/30/2012; therefore any data used for that Index prior to that date is back-tested. The hypothetical, exposure to the short leg obtained from such back-testing should not be considered indicative of the actual exposure that would be realized during an investment in the Index. The information in this chart is provided solely for reference.

Index fee and deductions for rebalancing adjustments

- The reported level of the Index incorporates the daily deduction of (a) an index fee of 0.75% per annum and (b) a "daily rebalancing adjustment amount" that is determined by applying a rebalancing adjustment factor of between 0.20% and 0.50% per day, both to the aggregate notional amount of each of the VIX futures contracts hypothetically traded that day and the amount of the change, if any, in the level of the exposure to the synthetic short position.
- The daily rebalancing adjustment amount is intended to approximate the "slippage costs" that would be experienced by a professional investor seeking to replicate the hypothetical portfolio contemplated by the Index at prices that approximate the official settlement prices (which are not generally tradable) of the relevant VIX futures contracts.

Glossary of Select Terms

"contango" is used to describe the shape of a futures curve when the price of a futures contract with a later expiration is higher than that of a futures contract with an earlier expiration.

"backwardation" is the opposite of contango and is used to describe the shape of a futures curve when the price of a futures contract with a later expiration is lower than the price of a futures contract with an earlier expiration.

"negative roll yield" / "positive roll yield": Because futures contracts have specific expiration dates, in order for an investor to maintain exposure, the investor needs to sell a futures contracts as it gets close to expiration and purchase another contract with a later expiration date. This process is known as "rolling" the futures position. When a futures curve is in "contango" (see above), all else being equal, an investor in a long futures position pays a higher price to buy a later expiration futures contract than the price at which the investor sells the contract as it nears expiration, thus suffering negative returns ("negative roll yield"). Whereas when the futures curve is in "backwardation" (see above), all else being equal, an investor in a long futures position pays a lower price to buy a later expiring futures contract than the price at which the investor sells the contract as it nears expiration thus generating positive returns ("positive roll yield").

What are the main risks in the Index?

- Any securities we may issue linked to the Index may result in a loss, and are exposed to the credit risk of J.P. Morgan Chase & Co.
- The Index has limited operating history.
- The reported level of the Index incorporates the daily deduction of (a) an index fee of 0.75% per annum and (b) a "daily rebalancing adjustment amount" (as described above).
- The daily rebalancing adjustment amount is likely to have a substantial adverse effect on the level of the Index.
- The Index may not be successful and may not outperform any alternative strategy.
- Strategies that provide exposure to equity volatility, which are subject to significant fluctuations, are not suitable for all investors.
- When the synthetic short position is activated, your return on the notes is dependent on the net performance, not the absolute performance, of the long and short positions.
- Due to the time lag inherent in the Index, the exposure to the synthetic short position may not be adjusted quickly enough to offset loss or generate profit.
- The Index comprises only notional assets and liabilities.
- The Index is an excess return index and reflects the performance of an uncollateralized investment in futures contracts.
- The level of the Index may not increase even when the synthetic long position and the synthetic short positions, when activated, generates a positive return.
- Because there is no limit to possible increases in the value of VIX futures contracts underlying the synthetic short position, when activated, the potential drag of this short exposure on the closing level of the Index is unlimited. In no event, however, will you lose more than your entire investment linked to the performance of the Index.
- Our affiliate, J.P. Morgan Securities plc ("JPMS plc"), is the Sponsor and Calculation Agent for the Index and may adjust the Index in a way that affects its level.
- Hypothetical back-tested data relating to the Index do not represent actual historical data and are subject to inherent limitations
- The Index is subject to risks associated with futures contracts.

These risk factors are not exhaustive. Please review the relevant product supplement we have filed and any relevant term sheet or pricing supplement for further information on risk factors associated with the J.P. Morgan Strategic Volatility Dynamic Index. The hypothetical back-tested performance of the Index is calculated on materially the same basis as the performance of the Index is now calculated, but does not represent the actual historical performance of the Index and has not been verified by an independent third party. Alternative modeling techniques or assumptions may produce different hypothetical historical information that might prove to be more appropriate and that might differ significantly from the hypothetical historical information of the Index. In addition, back-tested, hypothetical historical results have inherent limitations. These back-tested results are achieved by means of a retroactive application of a back-tested model designed with the benefit of hindsight.

The Strategy Guide for the Index can be found at: http://si.jpmorgan.com/

Disclaimer

SEC Legend: JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the SEC for any offerings to which these materials relate. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus and each prospectus supplement as well as any product supplement, pricing supplement and term sheet if you so request by calling toll-free 800-576-3529.

Free Writing Prospectus Filed Pursuant to Rule 433 Registration Statement No. 333-177923

To the extent there are any inconsistencies between this free writing prospectus and the relevant pricing supplement, the relevant pricing supplement, including any hyperlinked information, shall supersede this free writing prospectus.

Investment suitability must be determined individually for each investor. The financial instruments described herein may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult their own advisors on these matters.

IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase & Co. of any of the matters address herein or for the purpose of avoiding U.S. tax-related penalties.

J.P. Morgan Structured Investments | 800 579 3529 | JPM_Structured_Investments@jpmorgan.com October 7, 2014